EXHIBIT 99.1

For Immediate Release	Date: Aug 8, 2018
18-32-TR

Quebrada Blanca Phase 2 Receives Regulatory Approval

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that it has received regulatory approval for its Quebrada Blanca Phase 2 (QB2) project in the Tarapacá Region in northern Chile. The regional Environmental Committee of Tarapacá has voted to approve the project Environmental Impact Assessment (EIA). Receipt of the Environmental Qualification Resolution (RCA) is expected in the coming weeks.

“Receiving this regulatory approval is a major step forward in advancing our QB2 project,” said Don Lindsay, President and CEO, Teck. “QB2 will be a high quality, low-cost, long-life operation with significant expansion potential that will substantially increase Teck’s copper production and generate considerable value for many years.”

The QB2 project is expected to be a tier one asset in Teck’s portfolio, with low “all in” sustaining costs, an initially permitted mine life of 25 years utilizing only a quarter of reserves and resources, and significant potential for further growth. The approval of the EIA is a key step forward towards a potential construction sanction decision, which could be considered as early as the fourth quarter of 2018.

Located in northern Chile, QB2 will provide significant economic and social benefits for the country and the region. The project incorporates extensive environmental measures, including the first large-scale use of desalinated seawater for mining in Chile’s Tarapacá Region, in place of freshwater use.

Teck has engaged with and consulted the local community through the advancement of QB2 and will continue to engage throughout construction and operation.

The project will be a low risk operation utilizing proven technologies, and will include the construction of a new 140,000-tonne-per-day concentrator, tailings storage facility, concentrate pipeline, water supply pipeline, desalination plant, concentrate filtration plant and port to produce copper and molybdenum concentrates.

Main features:
—	Long-life, low-cost operation
—	300,000 tonnes of copper equivalent production per year for the first five years of mine life
—	Initially permitted mine life of 25 years utilizing only a quarter of reserves and resources with significant expansion potential
—	Exceptionally low life-of-mine stripping ratio of 0.5x, lower in the early years
—	Competitive capital intensity
—	High quality copper concentrate with low impurities

—	Estimated 9,000 – 11,000 jobs during peak construction and more than 2,000 ongoing direct and indirect jobs during operation
—	Local training and hiring plan for construction, in coordination with government and local communities
—	Significant economic and social benefits to the country and Tarapacá Region through employment, taxes and community investments in collaboration with local communities.

Teck owns 90% of Compañía Minera Teck Quebrada Blanca S.A. (“QBSA”). ENAMI, a Chilean State agency, holds a 10% preference share interest in QBSA, which does not require ENAMI to fund capital spending.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements in this news release include the statements that QB2 will be high quality, low-cost, long-life operation with significant expansion potential, will substantially increase Teck’s copper production and generate value for many years, the statements that QB2 is expected to be a tier one asset, with low “all in” sustaining costs, the initial permitted mine life of 25 years, expectation that QB2 has significant potential for future growth, timing of a potential construction sanction decision, the expectation that QB2 will provide significant economic and social benefits, the statement that the project is a low-risk operation, statements that QB2 is a long-life, low-cost operation, production estimates, mine life estimates, stripping ratio estimates, copper concentrate quality expectations and project infrastructure and employment estimates. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results~~,~~ or performance of QB2 or Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

These statements are also based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the timing of the receipt of other regulatory and governmental approvals needed for the development and operation of the QB2 project, actual costs of development and construction, as well as costs of production and production and productivity levels, the accuracy of our mineral resource and reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, assumptions that development and construction of QB2 is completed in accordance with our expectations, availability of employees and contractors, and our ongoing relations with our employees and business partners. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary include, but are not limited to, changes in the scope of development, unanticipated challenges in the development of QB2, changes in commodity prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions, unanticipated operational difficulties, unanticipated events related to health, safety and environmental matters, failure of counterparties to perform their contractual obligations, unanticipated increases in costs to construct our development projects, and changes in general economic conditions.

Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements, QB2 and our business can be found in our Annual

Information Form for the year ended December 31, 2017, filed on www.sedar.com and under cover of Form 40-F on www.sec.gov, in each case under our profile, as well as our subsequent quarterly reports.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

North American Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com

South American Media Contact:
Pamela Chait
Gerente Asuntos Corporativos
+56 224645422
pamela.chait@teck.com

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com